For Immediate Release

Exhibit 99.1

TFI International Announces Retirement of Director Neil Manning

Montreal, Quebec, October 22, 2024 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced the retirement of independent director Neil Manning after 11 years on the Company’s Board, effective October 22, 2024.

“Neil’s experience and insights have been enormously beneficial to TFI International for more than 10 years, during a time of remarkable growth for TFI International that included our dual listing on the New York Stock Exchange and the creation of significant shareholder value,” stated Alain Bédard, Chairman, President and Chief Executive Officer. “We sincerely appreciate Neil’s many contributions over the years and wish him all the very best in his upcoming retirement.”

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com